SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                   FORM U-6B-2

                           Certificate of Notification

       Certificate is filed by: The Cleveland Electric Illuminating Company ("Cleveland Electric"), a subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

       This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.     Type of securities:

       Concurrently with the remarketing of $27,700,000 Ohio Water Development Authority State of Ohio Pollution Control Revenue Refunding Bonds, Series 1999-A (The Cleveland Electric Illuminating Company Project) (the "Authority Bonds"), Cleveland Electric entered into a Letter of Credit and Reimbursement Agreement dated as of June 15, 2004 (the "Reimbursement Agreement") with the participating banks named therein and Barclays Bank plc, acting through its New York Branch, as Fronting Bank and
       Administrative Agent (the "Fronting Bank"). A letter of credit (the "Letter of Credit") supporting the payment of principal and up to 36 days' interest on the Authority Bonds was issued on June 15, 2004 for the benefit of the trustee for the Authority Bonds.

2.     Issue, renewal or guaranty:

       Guaranty.

3.     Principal amount of each security:

       $27,973,206.00

4.     Rate of interest per annum of each security:

       Drawings under the Letter of Credit not immediately reimbursed by Cleveland Electric to the Fronting Bank bear interest at an Alternate Base Rate. As of the date hereof, such rate would be 4.25% per annum.

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5.     Date of issue, renewal or guaranty of each security:

       June 15, 2004

6.     If renewal of security, give date of original issue:

       Not Applicable.

7.     Date of maturity of each security:

       June 15, 2007


8. Name of the person to whom each security was issued, renewed or guaranteed:

       The Letter of Credit was issued in favor of J.P. Morgan Trust Company, National Association, as trustee for the Authority Bonds.

9.     Collateral given with each security:

       None.

10.    Consideration given for each security:

       None.

11.    Application of proceeds of each security:

       Not Applicable.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

       (a) the provisions contained in the first sentence of Section 6(b) [ ]

       (b) the provisions contained in the fourth sentence of Section 6(b) [ ]

       (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

       Not applicable.

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14.    If the security or securities  are exempt from the  provisions of Section
       6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

       Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

       Rule 52.




                                   THE CLEVELAND ELECTRIC ILLUMINATING
                                   COMPANY


                                   By: /s/Thomas C. Navin
                                       --------------------------------
                                          Thomas C. Navin
                                          Treasurer

Date: July 27, 2004

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